Exhibit 1

Media Release

24 June 2009

Management Changes

The Westpac Group today announced that Phil Chronican, Group Executive, Westpac Institutional Bank, has decided to leave the organisation after a career with Westpac spanning 27 years.

Mr Chronican joined Westpac in 1982 and has held a variety of positions in both Australia and New Zealand. Prior to his current role, he was Chief Financial Officer for a period of five years, during which time he had a broad portfolio including finance, treasury, strategy and risk. Mr Chronican also played a pivotal role in the rebuilding of Westpac after the major performance issues in the early 1990’s.

Westpac Chief Executive Officer, Gail Kelly, said: “Phil has made a significant and lasting contribution to the Westpac Group over many years including most recently as the Group Executive of Westpac’s highly respected Institutional Bank. Phil is well known and well regarded for his intellectual breadth and commercial acumen, as well as his strong support for customers. I would like to thank Phil for his dedication and service to the Group and wish him well in the future.”

Mr Chronican said: “After 27 years with Westpac, the time is right for me to look for new and different challenges in the next stage of my career. I wish Gail and the entire Westpac team all the best for the future.”

Mrs Kelly announced that Rob Whitfield is being appointed to the role of Group Executive, Westpac Institutional Bank. Mr Whitfield is currently Group Executive, Risk Management. He joined Westpac in 1986 and has broad experience across the Institutional Bank business. During 2008, he was accountable for the development and execution of the St.George merger transaction, demonstrating exceptional strategic and leadership capabilities.

“Rob is very well placed to take on the leadership of Westpac Institutional Bank, with his in-depth understanding and knowledge of both Westpac and the Institutional Bank. His recent experience as Group Executive, Risk Management, complements his 18 years’ prior experience in the Institutional Bank, culminating in the role of Group Treasurer. I look forward to working with him in his new role.”

Mrs Kelly also announced that Greg Targett is being appointed as Chief Risk Officer. Mr Targett is currently Deputy Chief Risk Officer, and was previously Chief Risk Officer at St.George prior to the merger. He has also held a number of senior risk roles at National Australia Bank, including General Manager, Wholesale & Business Credit.

Mrs Kelly said she is delighted to welcome Mr Targett to the Executive Team as Chief Risk Officer. “Greg’s deep domain expertise in financial services over many years, coupled with his conceptual and team leadership skills, makes him an excellent appointment in these challenging times,” she said.

Westpac Banking Corporation

ABN 33007457141

The appointments of Mr Whitfield and Mr Targett will take effect from 2 July 2009. Below is an organisational chart reflecting these changes.

Ends.

For Further Information

David Lording

Media Relations
Westpac

Ph: 02 8253 3510

The Westpac Group Executive Team